Exhibit 99.125

DUPLICATE

Number: C1083309

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ELEMENTAL ALTUS ROYALTIES CORP. changed its name to ELEMENTAL ROYALTY CORPORATION on November 13, 2025 at 06:00 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On November 13, 2025 SINEAD O'CALLAGHAN Registrar of Companies Province of British Columbia Canada